Exhibit 99.1

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity
Alterity Therapeutics Ltd

ABN/ARBN	Financial year ended:
37 080 699 065	30 June 2021

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:
☒	This URL on our website:	https://alteritytherapeutics.com/investor-centre-2/

The Corporate Governance Statement is accurate and up to date as at 31 August 2021 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	31 August 2021

Name of authorised officer authorising lodgement:	/s/ Phillip Hains
Phillip Hains

[1]	“Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately.

[2]	Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

[3]	Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1

A listed entity should have and disclose a board charter setting out:

(a)   the respective roles and responsibilities of its board and management; and

(b)   those matters expressly reserved to the board and those delegated to management.

☒ and we have disclosed a copy of our board charter at: https://alteritytherapeutics.com/investor-centre-2/
1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

☒
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒

[4]	Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

[5]	If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5

A listed entity should:

(a)   have and disclose a diversity policy;

(b)   through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)   disclose in relation to each reporting period:

(1)   the measurable objectives set for that period to achieve gender diversity;

(2)   the entity’s progress towards achieving those

objectives; and

(3)   either:

(A)   the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☐

and we have disclosed a copy of our diversity policy at: https://alteritytherapeutics.com/investor-centre-2/

and we have disclosed the information referred to in paragraph (c) at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

1.7

A listed entity should:

(a)   have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)   disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

and we have disclosed a copy of the charter of the committee at: https://alteritytherapeutics.com/investor-centre-2/ .

and the information referred to in Item 6 of the 2021 Annual Report available at

https://alteritytherapeutics.com/investor-centre-2/

☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ And we have disclosed our board skills matrix in our board charter available at https://alteritytherapeutics.com/investor-centre-2/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors;

(b)   if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)   the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors in Item 6 of the 2021 Annual Report available at

https://alteritytherapeutics.com/investor-centre-2/

and, where applicable, the information referred to in paragraph (b) in Item 6 of the 2021 Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

and the length of service of each director in Item 6 of the 2021 Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

2.4	A majority of the board of a listed entity should be independent directors.	☒
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒
2.6	A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.	☒
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	☐	☒ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a)   have and disclose a code of conduct for its directors, senior executives and employees; and

(b)   ensure that the board or a committee of the board is informed of any material breaches of that code.

☒ and we have disclosed our code of conduct at: https://alteritytherapeutics.com/investor-centre-2/

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: https://alteritytherapeutics.com/investor-centre-2/
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☐	☒ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
4.1

The board of a listed entity should:

(a)   have an audit committee which:

(1)   has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒

and we have disclosed a copy of the Board Charter at: https://alteritytherapeutics.com/investor-centre-2/ .

and the information referred to in Item 6 of the 2021-F Annual Report available at

https://alteritytherapeutics.com/investor-centre-2/

4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	☒
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☐	☒ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒
5.3	A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.	☒
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://alteritytherapeutics.com/investor-centre-2/ .
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.

☒

and we have disclosed how we facilitate and encourage participation at meetings of security holders at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☐

and we have disclosed a copy of the Board Charter at: https://alteritytherapeutics.com/investor-centre-2/ ..

and Item 6 of the 2021 Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

☒ set out in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

☒

and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒

and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:

in our corporate governance statement available at https://alteritytherapeutics.com/investor-centre-2/ .

7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

☒

and we have disclosed whether we have any material exposure to environmental and social risks at:

Item 5 of the 2021 Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

and, if we do, how we manage or intend to manage those risks at:

in Item 5 of 2021 Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

and we have disclosed a copy of the charter of the committee at: https://alteritytherapeutics.com/investor-centre-2/ .

and the information referred to in paragraphs (4) and (5) at:

in the Directors’ Report within the Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:

in the Directors’ Report within the Annual Report available at https://alteritytherapeutics.com/investor-centre-2/

8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it at: in the securities dealing policy available at https://alteritytherapeutics.com/investor-centre-2/

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 12

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

Corporate Governance Statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations 4th Edition (“ASX Recommendations”).

A review of the Group’s Corporate Governance Framework is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.alteritytherapeutics.com.

Principle 1: Lay solid foundations for management and oversight

(a) Role of the Board and Management

The Board’s role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board’s role and responsibilities are contained in the Board Charter, available on the website at www.alteritytherapeutics.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

(1)	Leadership of the organisation
(2)	Strategy formulation
(3)	Overseeing planning activities
(4)	Shareholder liaison
(5)	Monitoring, compliance and risk management
(6)	Group finances
(7)	Human resources
(8)	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors
(9)	Delegation of authority
(10)	Remuneration policy
(11)	Nomination policy

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

(b) Board and Senior Executives appointments

The Group undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Group provides all material information in its possession to shareholders relevant for their consideration about the attributes of candidates and whether or not to elect or re-election a director, together with whether the Board supports the appointment or re-election.

The terms of the appointment of non-executive directors, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

(c) The Company Secretary

The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board, including agendas, Board papers and minutes, advising the Board and its Committees (as applicable) on governance matters, monitoring that the Board and Committee policies and procedures are followed, communication with regulatory bodies and the ASX and statutory and other filings.

(d) Diversity

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group will articulate and disclose diversity objectives during the 2022 financial year. The following table demonstrates the Group’s gender diversity as at 30 June 2021:

	Total	Number of males	% males	Number of females	% females
Directors	6	6	100%	-	0%
Other key management personnel	2	1	50%	1	50%
Other Group employees	9	3	33%	6	66%

(e) Performance evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period, the Board and individual performance evaluations were conducted. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in Item 6 of the 2021 Annual Report.

(f) Independent professional advice

Directors collectively or individually have the right to seek independent professional advice at the Group’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

Principle 2: Structure the board to be effective and add value

(a) Nomination of new directors

The full Board acts as its Nomination Committee to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

The Board has a skills matrix covering the competencies and experience of each member. When the need for a new director is identified, the required experience and competencies of the new director are defined in the context of this matrix and any gaps that may exist.

(b) Board composition

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Recommendations, qualifications and experience are stated in Item 6 of the 2021 Annual Report along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

●	Directors having the appropriate skills, experience and contacts within the Group’s industry;
●	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;
●	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and
●	some major Shareholders being represented on the Board.

From 8 April 2019 and until the date of this statement, two out of six Directors are classified as being ‘Independent’. The Board believes that the presence of these two Independent Directors, even though not a majority, is deemed as appropriate and sufficient for the size of the Group.

The Board will articulate and disclose its board skills and experience matrix during financial year 2022.

(c) Conflict of interests

Where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

Directors must:

●

disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and

●	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

(d) Induction of new directors, ongoing development and commitments

An induction program has been established for new Directors, in which they are given a full briefing on the Group. Information conveyed to new Directors includes:

●	details of the roles and responsibilities of a Director;
●	formal policies on Director appointment as well as conduct and contribution expectations;
●	details of all relevant legal requirements;

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

●	A copy of the Board Charter; guidelines on how the Board processes function;
●	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;
●	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;
●	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;
●	an analysis of the Group; and
●	a copy of the Constitution of the Group

New Directors are issued with a formal Letter of Appointment that sets out the key terms and conditions of their appointment, including Director’s duties, rights and responsibilities, the time commitment envisaged, and the Board’s expectations regarding involvement with any Committee work.

During the year, all Directors have full access to all Group records and receive Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

Principle 3: Instil a culture of acting lawfully, ethically and responsibly

(a) Code of conduct

To assist the Board to carry out its functions, the Group has adopted and implements a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders. The code governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles and is administered by the Group’s Audit Committee.

The Board will articulate and disclose its values during financial year 2022.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its Code of Conduct. This code includes the following:

(i) Responsibilities to shareholders and the financial community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

(ii) Employment practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

(iii) Obligations relative to fair trading and dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group’s customers, suppliers and competitors and encourages its employees to strive to do the same.

(iv) Responsibilities to the community and to individuals

As part of the community, the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

(v) Conflicts of interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

(vi) How the group complies with legislation affecting its operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Group policy will prevail.

(vii) How the group monitors and ensures compliance with its code

The Board, management and all employees of the Group are committed to implementing the Code of Conduct and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

(viii) Share trading policy

The Group has a share trading policy that regulates the dealings by Directors, Officers, Employees, and Consultants in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group’s securities.

Principle 4: Safeguard the integrity of corporate reports

(a) Audit committee

The Group has a duly constituted Audit Committee.

Below is a summary of the role, composition and responsibilities of the Audit Committee. Further details arecontained in the Board Charter, which is available on the website at www.alteritytherapeutics.com.

(i) Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

●	Integrity of the Group’s financial statements;
●	Independent auditor’s qualifications, independence and performance;
●	Group’s financial reporting processes and accounting policies;
●	Performance of the Group’s internal audit function; and
●	Group’s compliance with legal and regulatory requirements.

(ii) Composition

The Audit Committee consists of two Independent Non-Executive Directors. The current members of the Audit Committee, and their qualifications are detailed in Item 6 of the 2021 Annual Report. Given the current size of the Group, the Board believes an Audit Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained in the 2021 Annual Report.

(iii) Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

(b) CEO and CFO declarations

The CEO and CFO provide the Board with a declaration each financial year end that, in their opinion, the financial records of the entity for the financial year have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

(c) External auditor

The Group’s external auditor attends each annual general meeting and is available to answer any questions relevant to the audit and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

There is also a requirement that the audit partner responsible for the audit not perform in that role for more than five years.

(d) Company announcements

The Company has established practices to ensure that Company announcements (including the 2021 Annual Report) are accurate, balanced and understandable and provide investors with appropriate information to make informed investment decisions. Management coordinates the form of disclosure and verifies the accuracy of the information contained in announcements.

Principle 5: Make timely and balanced disclosure

(a) Continuous disclosure

The Group has procedures in place to ensure that the market is properly informed of matters which may have a material impact on the price at which the company securities are traded, and that information disclosed is factual and presented in a clear and balanced way.

The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

(1)	that a reasonable person would or may expect to have a material effect on the price or value of the Group’s securities; and
(2)	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group’s securities.

The Group also posts all information disclosed in accordance with this policy on the Group’s website in an area accessible by the public.

The Company releases announcements and presentation materials containing new or market sensitive material to the ASX prior to the time of the corresponding presentation to analysts, investors or a conference.

Presentation materials that do not contain new or market sensitive material are published on the website and circulated to the Company’s subscribers at the time they are made available to the relevant event.

Principle 6: Respect the rights of shareholders

(a) Shareholder communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

(1)	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;
(2)	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;
(3)	making it easy for Shareholders to participate in General Meetings of the Group; and
(4)	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX’s website www.asx.com.au.

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

Information is communicated to shareholders through:

●	the Annual Report which is published on the Group’s website and distributed to shareholders where specifically requested;
●	the Appendix 4D which is published on the Group’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and
●	other correspondence regarding matters impacting on shareholders as required.

Shareholders may elect to, and are encouraged to, receive communications from the Group and its share registry electronically.

Shareholders are encouraged to attend the Annual General Meeting and any other meetings of shareholders, and to use the opportunity to ask questions and personally vote on shareholder resolutions. All resolutions at general meetings of shareholders are decided by poll. Shareholders are welcome to contact the Company at any time. Contact details are published on most ASX announcements, all periodic reports and at https://alteritytherapeutics.com/contact-us/.

Principle 7: Recognise and manage risk

(a) Risk management

The Board is committed to the identification, assessment and management of risk throughout the Group’s business activities.

The Audit Committee has established a policy for risk oversight and management within the Group which is periodically reviewed at least annually and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively. Management reports to the Board on risk management through regular operations reports, and via direct and timely communication to the Board where and when applicable.

The Groups recognises that risk management is an essential element of good corporate governance and fundamental in achieving its strategic and operational objectives. Risk management improves decision-making, defines opportunities and mitigates material events that may impact security holder value.

The Board reviews the Group’s risk management framework periodically and, in any event, at least annually to satisfy itself that it continues to be sound, and that the entity is operating with due regard to the risk appetite set by the Board. The Group faces risks inherent to its business, including economic risks, which may materially impact the Group’s ability to create or preserve value for security holders over the short, medium or long term. The Group has in place policies and procedures to help manage these risks. The Board does not consider that the Group currently has any material exposure to environmental or social sustainability risks.

A review of the Group’s risk management framework occurred during the period of the Corporate Governance Statement.

(b) Internal auditor

The Board has appointed ShineWing Australia to provide internal risk audit services. The internal audit function is independent of the external audit function and provides objective assurance on the effectiveness of risk management, internal control and governance processes. The independent internal audit function has a direct reporting line to the Audit Committee and has free access to Group management and employees. Following a review of the risks facing the Group, an Internal Audit Plan is prepared by ShineWing Australia and endorsed by the Audit Committee and the Board. An internal audit is conducted annually.

Alterity Therapeutics Limited

Corporate Governance Statement
30 June 2021

Principle 8: Remunerate fairly and responsibly

(a) Remuneration committee

(i) Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group’s Directors including the CEO and to oversee and advise the Board on the adoption of policies that govern the Group’s compensation programs, including share and American Depository Shares (‘ADSs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group’s share and ADSs option plans and any other employee benefit plans.

(ii) Composition

The current members of the Remuneration Committee, and their qualifications are detailed in Item 6 of the 2021 Annual Report. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained in the Annual Report.

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 and 2018 AGMs. This Committee is a sub-committee of the Remuneration Committee.

(iii) Responsibilities

The Group has adopted a Remuneration Committee to administer the Group’s remuneration policy. The Committee is responsible for:

●	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;
●	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;
●	reviewing performance hurdles associated with incentive plans;
●	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;
●	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
●	succession planning for the CEO and Senior Executive Officers; and
●	performance assessment of the CEO and Senior Executives Officers.

(b) Remuneration policy

Current remuneration is disclosed in the Remuneration Report contained in Item 6 the 2021 Annual Report.

Shareholders are invited to vote on the adoption of the Remuneration Report at the Group’s annual general meeting.

(i) Senior executive remuneration policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

All participants in an equity-based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in company securities to any other person.

(ii) Non-executive director remuneration policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance-based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

End of Corporate Governance Statement